UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2025

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant’s name into English)

Bahnhofstrasse 20

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Amended Loan Facility

On July 31, 2025, Oculis Holding AG (the “Registrant”) entered into an amended and restated agreement for its existing loan facility (the “Amended Loan Agreement”) with Kreos Capital VII (UK) Limited (the “Lender”), which are funds and accounts managed by BlackRock, Inc. No amount was drawn at the signing of the Amended Loan Agreement. The Amended Loan Agreement replaces the prior loan agreement between the Registrant and the Lender dated May 29, 2024, with an upsized structure to provide the EUR equivalent of up to CHF 75.0 million in borrowing capacity (which may be increased to up to CHF 100.0 million) (the “Loan”), comprising tranches 1, 2 and 3, in the amounts of the EUR equivalents of CHF 25.0 million each, as well as an additional loan of the EUR equivalent of up to CHF 25.0 million, which may be made available by the Lender to the Registrant if mutually agreed in writing by the Lender and the Registrant.

Loan 1 will be available for drawdown from closing until November 15, 2026, which period may be shortened upon the occurrence of a development milestone. Loans 2 and 3 will be available for drawdown prior to November 15, 2026 and December 31, 2026, respectively, in each case subject to satisfaction of certain pre-specified conditions. The availability of any funds under a drawdown of Loans 1, Loan 2 or Loan 3 is conditional upon, together with other conditions, the Registrant having a debt-to-market cap ratio (where debt includes the amount of all amounts drawn down to date and the proposed drawdown) equal to or less than 15% at the time of each draw down.

Borrowings under Loan 1, 2 and 3 will bear interest at a fixed rate (cash and PIK) of 9.7%, 9.6% and 9.5% per annum, respectively. The Loan will have an interest-only period of, in respect of Loans 1, 2 and 3, from the relevant drawdown date until December 31, 2027, March 31, 2028 and June 30, 2028, respectively. The interest-only periods for each of Loans 1 and 2 will be shortened to December 31, 2026 if certain conditions are not met. In the event the interest-only periods for Loans 1 and 2 are shortened, Loans 1 and 2 will mature on 30 June 2029. In the event the interest-only periods are not shortened, Loans 1, 2 and 3 will expire on 31 December 2029.

The Registrant may prepay all, but not part, of the term loan amounts at any time other than, unless the Lender agrees otherwise, by notifying the Lender in advance. The Loan is subject to mandatory prepayment in the event of a change of control or specified asset dispositions or licenses, subject to certain exceptions and thresholds. There are additional fees (including prepayment premia) payable to the Lender in the event the loan is prepaid either mandatorily or voluntarily. The Lender received a restatement fee of approximately CHF 500,000 in connection with the Amended Loan Agreement. The Lender is eligible to receive an aggregate of approximately CHF 562,500 in additional transaction fees payable upon the Registrant’s eligibility to receive and actual receipt of future drawdowns. The Lender will be eligible to receive certain non-utilisation fees. On the date on which the Loan is prepaid or falls due for repayment in full, the Lender is eligible to receive an end of loan fee of, in relation to each of Loans 1, 2 and 3, 4.5% of the amount drawn down under the relevant loan. The Loan contains customary affirmative and negative covenants.

As additional consideration for the Loan, Kreos Capital VII Aggregator SCSp, an affiliate of the Lender (the “Holder”), and the Registrant entered into an amended warrant (the “Amended Warrant”) to purchase up to 494,259 of the Registrant’s ordinary shares, subject to vesting, at a price per ordinary share equal to $12.17 with respect to 361,011 shares from the prior warrant agreement, and $18.64 with respect to the remaining 133,248 shares reflecting the upsized facility, subject to adjustment (the “Exercise Price”). The Amended Warrant amends the prior warrant issued to Holder on May 29, 2024. As of the signing date, the Amended Warrant is exercisable for 59,310 ordinary shares, of which 43,321 shares were previously granted. Following the drawdown of each of Loans 1, 2 and 3, the Amended Warrant will become exercisable for additional amounts of ordinary shares ratably based on the amounts of Loans 1, 2 and 3 that are drawn. Each tranche of the Amended Warrant will be exercisable for a period of up to seven years from the date of vesting and the Amended Warrant will terminate at the earliest of (i) December 31, 2033, (ii) such earlier date on which the Amended Warrant is no longer exercisable for any warrant shares in accordance with its terms and (iii) the acceptance by the Registrant’s shareholders of a third-party bona fide offer for all outstanding shares of the Registrant (subject to any prior exercise by the Holder, if applicable). The Amended Warrant also includes customary F-3 resale and piggyback registration rights and anti-dilution provisions.

The Registrant intends to use the proceeds from the Amended Loan Agreement for general corporate purposes.

The foregoing summaries of the Amended Loan Agreement and the Amended Warrant are not complete and are qualified in their entirety by reference to the full text of the Amended Loan Agreement and the Amended Warrant, respectively, copies of which the Registrant expects to file no later than with its Annual Report on Form 20-F for the fiscal year ending December 31, 2025.

INCORPORATION BY REFERENCE

This information contained in this Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File Nos. 333-271938 and 333-287806) and Form F-3 (File Nos. 333-281798, 333-278409 and 333-271063).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCULIS HOLDING AG

Date: August 1, 2025	By:	/s/ Sylvia Cheung
Sylvia Cheung Chief Financial Officer